

Hiep-Hoa Nguyen · 3rd

President at Pace Diagnostics

Pasadena, California, United States · **Contact info**

125 connections

Pace Diagnostics, Inc.

Massachusetts Institute of Technology

Experience



Founder/President/CEO

Pace Diagnostics, Inc.

Sep 2017 – Present · 4 yrs 4 mos

Monrovia, CA



President and CEO

TransMembrane Biosciences

Dec 2001 – Sep 2017 · 15 yrs 10 mos

Education



Massachusetts Institute of Technology

Postdoc, Biochemistry

1997 – 2000



Caltech

Ph.D., Chemistry

1991 – 1997



Hong Bang

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